Exhibit 99.61

Mogo Closes $26.25 Million Public Offering of Common Shares

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE OVER U.S. NEWSWIRE SERVICES/

VANCOUVER, Dec. 28, 2017 /CNW/ - Mogo Finance Technology Inc. (TSX: MOGO; OTCQX: MOGOF) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, and a provider of innovative financial products to consumers, is pleased to announce that it has today closed its previously announced bought deal public offering (the “Offering”) of 3,750,000 common shares of the Company (the “Common Shares”). The Offering was made pursuant to an underwriting agreement (the “Underwriting Agreement”) among the Company and a syndicate of underwriters co-led by Cormark Securities Inc. and Canaccord Genuity Corp., and including BMO Nesbitt Burns Inc., Eight Capital and Mackie Research Capital Corporation (collectively, the “Underwriters”).

The Underwriters have the option, exercisable in whole or in part at any time up to 30 days from today, to purchase up to an additional 562,500 Common Shares of the Company on the same terms as the Offering. In the event the option is exercised in its entirety, the aggregate gross proceeds of the Offering will be $30,187,500.

Net proceeds from the Offering will be used to fund the enhancement of the Company’s existing digital platform and products, and the research and development of new products. The Company also intends to use the net proceeds for working capital and other general corporate purposes.

“This financing will enable us to accelerate our growth strategy and continue to execute on our plan to deliver the leading digital financial services experience for the next generation of Canadians,” said David Feller, Founder and CEO.

“Mogo will continue to bring innovation to digital banking in Canada, including new blockchain initiatives such as the upcoming launch of MogoCrypto, a new product that will bring a new level of convenience and trust to buying and selling bitcoin for all Canadians,” said Greg Feller, President & CFO. “We’re looking forward to executing on our robust 2018 roadmap.”

A copy of the final short form prospectus relating to the Offering is available at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This press release does not constitute an offer of securities for sale nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such securities may not be offered or sold within the United States absent registration under the U.S. Securities Act or any applicable exemption from the registration requirement thereunder.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding Mogo’s intended use of proceeds of the Offering. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s intended use of proceeds of the Offering is subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the final short form prospectus, which is available at www.sedar.com. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo – a Vancouver-based financial technology company – is focused on building the best digital financial services experience for the next generation of Canadians. Mogo’s platform currently delivers five innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages and personal loans. The platform was engineered to deliver multiple financial products at scale and enable the launch of additional new innovative products, including the Company’s recently announced MogoCrypto account which is expected to launch early in 2018. With more than 500,000 members and growing, Mogo continues to execute on its vision of becoming the financial brand for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

SOURCE Mogo Finance Technology Inc

View original content: http://www.newswire.ca/en/releases/archive/December2017/28/c1008.html

%SEDAR: 00037190E

For further information: Craig Armitage, Investor Relations, craiga@mogo.ca, (416) 347-8954

CO: Mogo Finance Technology Inc

CNW 08:57e 28-DEC-17